Mail Stop 3561   April 18, 2006

Mr. Kevin Ericksteen
President and Director
Shelby Group, Inc
10135 E. via Linda Road
Suite D-224A
Scottsdale, AZ
85260

Re: Form 10-KSB filed March 29, 2006
        File No. 000-32773

Dear Mr. Ericksteen:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
In some of our comments, we may ask you to provide us with supplemental information so we
may better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call the
applicable staff person at the telephone number listed at the end of this letter.

Form 10- KSB for the fiscal year ended December 31, 2005 filed March 29, 2006

Item 8A. Controls and Procedures

1. Please revise to include the information required by Items 307 and 308 (c) of Regulation
    S-B. For further guidance please refer to Commission's interpretation release No. 33-
    8238: *Management's Reports on Internal Control over Financial Reporting and
    Certification of Disclosure in Exchange Act Periodic Report,* which may be found on the
    Commission's website at http://www.sec.gov/rules/final/33-8238.htm

Item 14. Principal Accountant Fees and Services

2. Please revise to provide the information required by Item 9(e) of Schedule 14A.

Shelby Group, Inc

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please make appropriate revisions in response to these comments. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 9, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551- 3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies